Exhibit 99.2

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	June 30, 2023	December 31, 2022
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$17,033	$19,173
Restricted cash	97	102
Short-term deposits	662	7,216
Marketable equity securities	2	2
Other current receivables	569	842
Total current assets	18,363	27,335

Non-current assets:
Operating lease right of use asset	2,056	2,156
Investment in equity securities	1,260	2,804
Fixed assets, net	575	598
Total non-current assets	3,891	5,558

Total assets	$22,254	$32,893

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$242	$315
Operating lease liability	456	527
Other accounts payable	1,297	1,792
Total current liabilities	1,995	2,634

Operating lease liability	1,370	1,476

Total liabilities	3,365	4,110

Shareholders’ equity:
Ordinary shares, no par value. Authorized 1,000,000,000 shares. Issued and outstanding: 322,979,556 as of June 30, 2023, and December 31, 2022.	-	-
Additional paid-in-capital	130,453	129,810
Accumulated deficit	(112,131)	(101,480)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	18,322	28,330
Non-controlling interest	567	453
Total equity	18,889	28,783

Total liabilities and shareholders’ equity	$22,254	$32,893

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands

(Except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
	Unaudited		Unaudited

Revenues	$55	$248	$-	$213

Cost of revenues	(21)	(117)	-	(90)

Gross profit	34	131	-	123

Operating expenses:

Research and development, net	(6,269)	(5,498)	(3,150)	(2,806)
Sales and marketing	(1,188)	(1,229)	(484)	(605)
General and administrative	(1,573)	(2,025)	(715)	(837)

Operating loss	(8,996)	(8,621)	(4,349)	(4,125)

Financing expenses, net	(1,655)	(3,519)	(1,715)	(5,991)

Net loss	$(10,651)	$(12,140)	$(6,064)	$(10,116)

Basic and diluted net loss per share from continuing operations	$(0.03)	$(0.04)	$(0.02)	$(0.03)

Weighted average number of shares outstanding used in computing basic and diluted net loss per share	322,979,556	322,776,209	322,979,556	322,784,556

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

(Except share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total Foresight Autonomous Holdings Ltd. Shareholders’	Non-controlling	Total shareholders’
	Number	Amount	capital	deficit	equity	interest	equity

Balance as of January 1, 2022	322,652,016	—	128,209	(79,804)	48,405	228	48,633

Exercise of options	7,540	—	4	—	4	—	4
Share-based payment	320,000	—	1,597	—	1,597	225	1,822
Loss for the year	—	—	—	(21,676)	(21,676)	—	(21,676)

Balance as of December 31, 2022	322,979,556	—	129,810	(101,480)	28,330	453	28,783

Share-based payment	—	—	643	—	643	114	757
Net loss	—	—	—	(10,651)	(10,651)	—	(10,651)

Balance as of June 30, 2023	322,979,556	—	130,453	(112,131)	18,322	567	18,889

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
Cash flows from operating activities:

Net loss for the period	$(10,651)	$(12,140)	$(6,064)	$(10,116)

Adjustments to reconcile loss to net cash used in operating activities	2,668	4,033	2,555	6,838

Total net cash used in operating activities	$(7,983)	$(8,107)	$(3,509)	$(3,278)

Cash flows from investing activities:

Changes in short-term deposits	6,554	7,008	(6)	3,074
Investment in marketable securities	-	(1,001)	-	(714)
Purchase of fixed assets	(101)	(249)	(17)	(70)

Total net cash provided (used) in investing activities	$6,453	$5,758	$(23)	$2,290

Effect of exchange rate changes on cash and cash equivalents	(615)	(713)	(335)	(720)

decrease in cash, cash equivalents and restricted cash	(2,145)	(3,062)	(3,867)	(1,708)
Cash, cash equivalents and restricted cash at the beginning of the period	$19,275	$28,188	$20,997	$26,834

Cash, cash equivalents and restricted cash at the end of the period	$17,130	$25,126	$17,130	$25,126

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022

Adjustments to reconcile net loss to net cash used in operating activities:

Share-based payment	757	949	412	453
Depreciation	125	106	65	55
Revaluation of marketable securities	1,544	2,796	1,666	5,589
Exchange rate changes on cash and cash equivalents	615	713	335	720

Changes in assets and liabilities:
Decrease in other receivables	362	88	184	355
Decrease in trade payables	(73)	(2)	(19)	(30)
Change in operating lease liability	(166)	(292)	(127)	(233)
Increase (decrease) in other accounts payable	(496)	(325)	39	(71)
Adjustments to reconcile loss to net cash used in operating activities	$2,668	$4,033	$2,555	$6,838

Supplemental cash flow information

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
Operating leases
Cash payments for operating leases	$256	$229	$128	$118
Non-cash activity
New operating lease assets obtained in exchange for operating lease liabilities	$141	$-	$31	$-

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 1	-	GENERAL

A.	Reporting Entity

Foresight Autonomous Holdings Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 7 Golda Meir St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2023, comprise the Company and its fully owned subsidiaries in Israel and China (together referred to as the “Group”). The Company, through of its subsidiaries, Foresight Automotive Ltd. (“Foresight Automotive”) and Foresight Changzhou Automotive Ltd. (“Foresight Changzhou”), is a technology company developing smart multi-spectral vision software solutions including modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. In addition, the Company, through of its subsidiary, Eye-Net Mobile Ltd. (“Eye-Net Mobile”) is also engaged in the development of a cellular-based solution suite that provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (“AI”) technology and advanced analytics.

The ordinary shares of the Company, no par value each (the “Ordinary Shares”), are registered for trade on the Tel Aviv Stock Exchange Ltd. In addition, since June 15, 2017, the Company has American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market; the ratio of the Company’s Ordinary Shares to ADSs is 30:1.

The Group activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitors develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate significant operational losses and to continue to fund operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. The Company anticipates its existing cash will be sufficient to fund its expected operating cash requirements for at least twelve months following the date of this report.

NOTE 2	-	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of the management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

The results of operation for the six and three months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

C.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3	-	MATERIAL EVENTS IN THE REPORTING PERIOD

A.	On March 29, 2023, the Company issued options to purchase 375,000 Ordinary Shares to its employees at an exercise price of NIS 1 ($0.27). The options shall vest over a period of three years until fully vested. During the six months ended June 30, 2023, the Company recorded in its statement of comprehensive loss a total expense of $2 in respect of those grants.

B.	On April 6, 2023, the Company announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Ordinary Shares (the “ADS Ratio”), no par value per share, from ADS Ratio of one (1) ADS to five (5) Ordinary Shares, to a new ADS Ratio of one (1) ADS to thirty (30) Ordinary Shares (the “ADS Ratio Change”). The ADS Ratio Change was effective on April 21, 2023.

C.	On May 31, 2023, the Company issued options to purchase 150,000 Ordinary Shares to its employees at an exercise price of NIS 0.5 ($0.13). The options shall vest over a period of three years until fully vested.

D.	On May 31, 2023, the Company’s Board of Directors approved a decrease in the exercise price of all options previously granted to all employees to NIS 0.5 ($0.13), (“Repricing”). The Repricing amounted to $174 which will vest over the reminding vesting period of each option. During the six months ended June 30, 2023, the Company recorded in its statement of comprehensive loss a total expense of $73 in respect of the repricing.

NOTE 4	-	SUBSEQUENT EVENTS

A.	On July 17, 2023, the Company announced the signing of an exclusive commercialization agreement with Elbit Systems Land Ltd. (“Elbit”), a subsidiary of Elbit Systems Ltd. (Nasdaq and TASE: ESLT), for the integration, marketing, and licensing of the Company’s image processing software solution. The Company expects revenues of up to $4 million, over a contractual period of five years, with minimum guaranteed revenues of $1 million over that time period. The Company expects that it will start recognizing initial revenues from its agreement with Elbit during the second half of 2023.

B.	On July 27, 2023, the Company convened an annual and extraordinary general meeting of shareholders (“the annual meeting”) which approved the Company to issue options to purchase 800,000 Ordinary Shares to its two of its directors at an exercise price of NIS 0.5 ($0.13). The options shall vest over a period of three years until fully vested. Also, the annual meeting approved a decrease in the exercise price of all options previously granted to all members of the Board of Directors, to the Company’s Chief Executive Officer, VP Human Resources and employees of the Company’s significant shareholder, Magna B.S.P Ltd., to NIS 0.5 ($0.13), (“Repricing”). The Repricing amounted to $101 which will vest over the reminding vesting period of each option.

C.	On January 22, 2021, the Company entered into a sales agreement, pursuant to which the Company can sell from time to time, ADSs, in the aggregated amount of up to $60,000 (the “January 2021 Sales Agreement”). Sales under the January 2021 Sales Agreement were made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act. On May 19, 2023, the aggregate offering price was reduced to $14,000 due to applicable securities law restrictions resulting from a decrease in the value of the public float of the Company’s ADSs. During August 2023 the Company issued a total of 26,950 ADSs (808,500 Ordinary Shares) at an average of $3.071 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $80, net of issuance expenses.

D.	During August 2023, Eye-Net Mobile and Pango Pay & Go Ltd. (“Pango”) have agreed to postpone the integration process of Eye-Net™ Protect products into Pango’s application to the second quarter of 2024 due to internal changes in Pango.

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